UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

SAFESTITCH MEDICAL, INC.
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
78645Y102
(CUSIP Number)
Joshua Weingard
SafeStitch Medical, Inc.
Chief Legal Officer
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 572-4112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78645Y102

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		6,038,735(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		785,383(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,038,735(1)

WITH	10	SHARED DISPOSITIVE POWER

785,383(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,824,118(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes options to purchase 60,000 shares of common stock owned directly by the Reporting Person. Also includes (i) 5,978,735 shares of common stock held by Frost Gamma Investments Trust, of which the Reporting Person is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. The Reporting Person is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The Reporting Person is also the sole shareholder of Frost-Nevada Corporation.
(2) Includes warrants to purchase 785,383 shares of common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. The Reporting Person and the Frost Gamma Investments Trust disclaim beneficial ownership of these warrants to purchase common stock, except to the extent of their pecuniary interest therein.

CUSIP No.	78645Y102

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State od Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,764,118(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,764,118(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,764,118(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Frost Gamma Investments Trust holds 5,978,735 shares of common stock. The number of shares reported also includes warrants to purchase 785,383 shares of common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. Frost Gamma Investments Trust disclaims beneficial ownership of these warrants to purchase common stock, except to the extent of its pecuniary interest therein.

ITEM 1. Security and Issuer
This Amendment No. 5 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2005, and amended on September 12, 2007, June 26, 2008, February 22, 2010 and June 22, 2010, by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.
This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, $0.001 par value, of SafeStitch Medical, Inc. (f/k/a Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.
Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
The Reporting Persons were issued an aggregate of 553,470 shares (“Total Issuance”) of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”) on September 10, 2010 (the “Conversion Date”) for no additional cash consideration. Effective September 10, 2010, the Reporting Persons, as a holder of the Issuer’s 10.0% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred”), elected to convert an aggregate of 447,500 shares of the Series A Preferred pursuant to the terms of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 10.0% Series A Cumulative Convertible Preferred Stock, and Qualifications, Limitations and Restrictions Thereof (the “Certificate of Designation”). On the Conversion Date, for each converted share of Series A Preferred, the Reporting Persons became entitled to receive one share of Common Stock plus all accrued and unpaid dividends (“Unpaid Dividends”) thereon through the Conversion Date, which Unpaid Dividends were paid in shares of Common Stock in accordance with the Certificate of Designation. The Reporting Persons were issued 29,709 shares of Common Stock as a result of the Unpaid Dividends.
Pursuant to an offer by the Issuer described in Item 5 below, the Reporting Persons were issued an additional 76,261 shares of Common Stock as Consideration Shares (as defined below) upon conversion of the Series A Preferred Stock.
In addition, the open market purchases discussed in Item 4 acquired by the Reporting Persons on June 22, 2010 have been acquired with the working capital of the Gamma Trust.
ITEM 4. Purpose of Transaction.
Item 4 is hereby amended to add the following:
The Gamma Trust is the Issuer’s single largest shareholder. The 553,470 shares of Common Stock acquired by the Reporting Persons on September 10, 2010 have been acquired for investment purposes. Additionally, on June 22, 2010, Gamma Trust acquired 5,000 shares of Common Stock in an open market transaction at $1.50 per share. The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety to read as follows:
Effective on the Conversion Date, the holders of the Series A Preferred Stock, elected to convert an aggregate of 4.0 million shares of the Series A Preferred Stock pursuant to the terms of the Certificate of Designation. On the Conversion Date, for each converted share of Series A Preferred Stock, the holder thereof became entitled to receive one share of Common Stock, plus all Unpaid Dividends thereon through the Conversion Date, which Unpaid Dividends were paid in shares of Common Stock in accordance with the Certificate of Designation. To encourage the holders of Series A Preferred Stock to voluntarily convert their respective shares of Series A Preferred, the Company offered to each holder who converted his or her shares of Series A Preferred Stock on or prior to the Conversion Date the number of shares of Common Stock (the “Consideration Shares”) equal to the difference between (a) the number of shares of Common Stock issuable pursuant to a holder-initiated conversion of Series A Preferred Stock on March 31, 2012 and (b) the number of shares of Common Stock issuable pursuant to a holder-initiated conversion of Series A Preferred Stock on September 10, 2010, each as calculated in accordance with the Certificate of Designation. An aggregate of 697,462 Consideration Shares were issued as a result of the conversion of the 4.0 million shares of Series A Preferred, of which 76,261 Consideration Shares were issued to the Reporting Persons.
The Company agreed to issue the Consideration Shares in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). Each holder of Series A Preferred Stock had previously represented to the Company that such person was an “accredited investor” as defined in Rule 501(a) under the Act and that such holders’ Series A Preferred Stock was were being acquired for investment purposes. The Consideration Shares will not be registered under the Act and will be “restricted securities” as that term is defined by Rule 144 under the Act and no registration rights have been granted.
The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

	Number of Outstanding		Percentage of
	Shares Beneficially		Outstanding Shares of
Name and Title of Beneficial Owner	Owned		Common Stock(1)

Phillip Frost, M.D.	6,824,118	(2)(3)	23.65%

Frost Gamma Investments Trust	6,764,118	(2)	23.50%

(1)
The percentage of beneficial ownership is based upon 28,003,755 shares of Common Stock outstanding and warrants to purchase 785,383 shares of Common Stock, and for Dr. Frost, also includes 60,000 options to purchase Common Stock.

(2)
Frost Gamma Investments Trust holds 5,978,735 shares of the Issuer’s Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The number of shares reported includes warrants to purchase 785,383 shares of the Issuer’s Common Stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. Dr. Frost and the Frost Gamma Investments Trust disclaim beneficial ownership of these warrants to purchase Common Stock, except to the extent of their pecuniary interest therein.

(3)	Includes options to purchase 60,000 shares of Common Stock owned directly by Dr. Frost.

Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.
ITEM 7. Material to be Filed as Exhibits

Exhibit
Number	Description

99.10	Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2010	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: October 18, 2010	FROST GAMMA INVESTMENTS TRUST
	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit
Number	Description

99.10	Joint Filing Agreement